Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: February 22, 2016

Below is the transcript of the Q4 2015 Allergan plc Earnings Call on February 22, 2015.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

CORPORATE PARTICIPANTS

Lisa DeFrancesco Allergan plc - VP of IR

Brent Saunders Allergan plc - CEO and President

David Nicholson Allergan plc - EVP and President of Global Brands R&D

Tessa Hilado Allergan plc - CFO

Bob Stewart Allergan plc - President of Global Generics & Commercial Operations

Bill Meury Allergan plc - President of Branded Pharma

Paul Bisaro Allergan plc - Executive Chairman

Bob Bailey Allergan plc - Chief Legal Officer

CONFERENCE CALL PARTICIPANTS

David Risinger Morgan Stanley - Analyst

Ken Cacciatore Cowen and Company - Analyst

Randall Stanicky RBC Capital Markets - Analyst

Jami Rubin Goldman Sachs - Analyst

Chris Schott JPMorgan - Analyst

Liav Abraham Citigroup - Analyst

Gregg Gilbert Deutsche Bank - Analyst

Jason Gerberry Leerink Partners - Analyst

Shibani Malhotra Nomura Securities Co., Ltd. - Analyst

PRESENTATION

Operator

Good morning. My name is Holly, and I’ll be your conference operator today. At this time, I’d like to welcome everyone to the Allergan fourth-quarter 2015 earnings conference call.

(Operator Instructions)

I’d now like to turn today’s conference over to Lisa DeFrancesco, Vice President of Investor Relations. Please go ahead.

Lisa DeFrancesco - Allergan plc - VP of IR

Thank you, and good morning, everyone. I’d like to welcome you to the Allergan fourth-quarter and full year 2015 earnings conference call.

Earlier this morning, we issued a press release reporting Allergan earnings from continuing operations for the fourth quarter and full year, ended December 31, 2015. The press release and our slide deck, which we are presenting this morning, are available on our corporate website at www.Allergan.com.

We’re conducting a live webcast of this call, a replay of which will be available on our website after its conclusion. Please note that today’s call is copyrighted material of Allergan, and cannot be rebroadcast without the Company’s express written consent.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Turning to slide 2, I’d also like to remind you that during the course of this call, management will make projections or other forward-looking remarks regarding future events or the future financial performance of the Company. It’s important to note that such statements and events are forward-looking statements, and reflect our current perspective of the business trends and information, as of today’s date. Actual results may differ materially from current expectations and projections, depending on a number of factors affecting the Allergan business. These factors are detailed in our periodic public filings with the Securities and Exchange Commission. Allergan disclaims any intent or obligation to update these forward-looking statements, except as expressly required by law.

Turning to slide 3 and our agenda this morning, with us on today’s call are Brent Saunders, our CEO and President, who will provide an overview of our fourth-quarter and full-year business highlights. David Nicholson, our Executive Vice President and President of Global Brands R&D, who will provide highlights from our pipeline achievements in 2015 and upcoming milestones. And Tessa Hilado, our Chief Financial Officer will then discuss the Allergan fourth-quarter continuing operations results in more detail.

Also on the call and available during the Q&A are Paul Bisaro, our Executive Chairman; Bob Stuart, President of Global Generics and Commercial Operations; Bill Meury, President of Branded Pharma; Paul Navarre, President of International Brands; Philippe Schaison, President of Allergan Medical; and Bob Bailey, our Chief Legal Officer. With that, I’ll turn the call over to Brent.

Brent Saunders - Allergan plc - CEO and President

Thank you, Lisa, and good morning, everyone. It great to be with you to review our results for the fourth quarter and full year of 2015. It has been a very exciting and successful 2015 for Allergan, as we continue to transform our business into a Growth Pharma leader.

Allergan’s fourth-quarter and full-year performance reflects a continued laser focus on executing on the four pillars of our growth strategy. First, operational excellence. We powered another quarter of exceptional financial performance, while successfully integrating Forest and Allergan. With the planned divestiture of our generics business to Teva, we are accelerating our transformation into a Growth Pharma leader.

Second, our focus on therapeutic area leadership has led to strong growing branded franchises with new product launches serving as a growth accelerator. Third, our productive and innovative R&D engine continues to produce at a record pace.

In 2015, we delivered four branded NME FDA approvals. That is nearly 10% of all such approvals by the Agency in 2015. With more than 70 mid to late stage programs in development, our branded pipeline is poised to continue to delivering innovative products for patients across our key therapeutic areas.

Our best-in-class generics R&D engine also finished the year strong, with 46 new ANDAs filed, including 22 first-to-file applications. And we are continuing to execute on strategic business development opportunities. Our Open Science model has helped us build or expand number one or two positions in many of our key therapeutic areas and has delivered significant R&D assets to build a sustainable pipeline. With our proposed combination with Pfizer, we are positioned to create the leading global biopharmaceutical company in the world.

Turning to slide 6, this year was highly transformative for Allergan, with the announced divestiture of our Global Generics business to Teva. We continue to make great progress on our planning efforts, and Teva continues to make progress with regulatory authorities. We are working towards satisfying all conditions in order to close by the end of the first quarter of 2016; however it is possible that closing could slip beyond the end of the first quarter. I’m very proud of the tremendous focus and execution of our Global Generics team, and we look forward to the combination of our two great generics businesses.

Slide 7. Now let me turn to the continuing operations business performance in the fourth quarter. Our fourth-quarter net revenue grew 74% on a year-over-year basis to $4.2 billion, as a result of the Allergan acquisition, and strong global growth within all of our key therapeutic categories.

Strong sales in key products across our businesses drove a 33% increase in non-GAAP earnings per share to $3.41. Meanwhile, non-GAAP adjusted EBITDA rose to $2 billion, an increase of 115% versus prior year, and cash flow from operations was $1.8 billion, excluding R&D asset acquisitions, restructuring, and integration payments. These results illustrate the strong long term growth profile of Allergan, and our Growth Pharma model.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Our team continues to drive strong performance. Five of our seven franchises have now reached the $1 billion mark. We maintained or expanded our leadership position in all of our key therapeutic categories, and when you exclude the impact of foreign exchange and Namenda IR, all of our therapeutic area businesses delivered double digit growth.

Slide 9. Our branded revenues grew double digits for the year, and growth was broad-based across our key therapeutic areas. Excluding the impact of foreign exchange, three-quarters of our top global products grew at double-digit rates. Nine of our top global products grew more than 15%. Leading growth drivers included Restasis, plus 19; Fillers, plus 20; Botox, plus 14; Linzess plus 55; Viibryd, plus 26; and Lo Loestrin, plus 26.

We continue to solidify our leadership in key categories, with strong execution on new launches. Our recent launch of Viberzi for the treatment of IBSD is off to a strong and early start, and is in line with our previous launch of Linzess in IBSC. In anti-infectives, our launches of Avycaz and Dalvance had delivered strong results throughout the year, and are out-pacing competition with an impressive launch trajectory.

The launch of Liletta, our IUD earlier this year, has been very successful, showing continued growth momentum in unit sales. Voluma, a key driver within our Fillers line in the US, continues to drive strong growth for our Allergan medical business. Looking ahead, we will continue to drive growth through new approvals and upcoming launches, including Vraylar in the first quarter of 2016.

Touching on our international business, our teams delivered continued double-digit revenue growth from key products including Botox therapeutic, Ozurdex, and our glaucoma business. Our international eye care team has led an exceptional rollout of Ozurdex in new countries with new indications, driving a 35% growth rate for that product year-over-year. In addition, our international team launched several key products in 2015, including Juvederm in China, and we gained rights to Constella in more than 40 markets, which adds another growth driver for this business in 2016.

Turning to slide 11, as noted earlier, we have made tremendous R&D progress this year. Our Open Science model seeks to deliver innovation regardless of its source. We have utilized this model to acquire or in-license innovative products that expand our therapeutic area of leadership, and 2015 was a year of impressive productivity on this front.

In eye care, we continue to add shots on goal and development opportunities for dry eye disease and glaucoma, with the acquisitions of Oculeve, Mimetogen, and Aquesys. In aesthetics, we completed the acquisition of Kythera, adding Kybella, a non-surgical treatment for submental fullness, or double chin. We also acquired Northwood Medical Innovation, and its less invasive surgery-sparing product, earFold, as well as Anterios and its proprietary NDS platform delivery technology that could enable local targeted delivery of neurotoxins to the skin without the need for injections.

In CNS, we completed the acquisition of Naurex, which added Rapastinel, a breakthrough designated treatment in the development for depression, and other potential breakthrough treatments in depression. We also in-licensed the right to Merck’s development stage oral CGRP programs for the potential treatment of migraines, which we expect to enter Phase III later this year.

And late in the fourth quarter we announced our collaboration with Rugen Therapeutics, to support the discovery and development of novel therapies for autism spectrum disorder and obsessive compulsive disorders. And in GI, we acquired commercial rights to Constella in key international markets. This adds an important flagship product for our international GI commercial team, and positions us strongly for the potential introduction of Eluxadoline in international markets later this year.

Turning to slide 12, a key driver of our future growth is new launches in 2016 and beyond. Both in the US and internationally, we are poised to deliver sustainable growth through a number of new launches across five different therapeutic categories in 2016 and early 2017. We will add important new products in the US, including Vraylar, multi-dose preservative-free Restasis, a new Botox indication, Aczone 7.5, XEN Shunt for glaucoma, Oculeve for dry eye, and new Fillers including Volbella and Volift.

Internationally, we will drive growth through new products including the XEN Shunt for glaucoma; Optive gel drops in the EU; Kybella, also known as Belkyra in Canada and Australia; and Volite in the EU later in 2017. With more than 70 projects in mid to late stage development, we have multiple programs in each of our leading therapeutic areas, to help us to sustain strong future growth.

With that I’ll turn the call over to David Nicholson, who will provide a more detailed pipeline update. David?

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

David Nicholson - Allergan plc - EVP and President of Global Brands R&D

Thanks, Brent. Good morning, everyone. On slide 14, as you see, and as mentioned by Brent, Allergan’s R&D team has had a highly productive year, with more than 100 pharma and regulatory approvals worldwide. These strong results included submissions of our multi-dose preservative-free formulation of Restasis, and Nebivolol/Valtarsan fixed dose combination in the United States.

We have 25 major drug approvals globally, including Liletta, Viberzi, Kybella, and Vraylar in the United States, and Dalvance in the EU. We had 12 major device approvals, including Volite in the EU and Juvederm in China. 45 NMEs were approved in the USA last year. Allergan compounds, Vraylar, Viberzi, Kybella, and Avycaz accounted for nearly 10% of these approvals.

This was a truly remarkable year for Allergan’s R&D team, and I applaud them for their hard work and tremendous success. I do want to take a moment to recognize my colleague, Hafrun Fridriksdottir, who heads up the generics R&D. Their team’s achievements continue to set the industry standard, with 46 new ANDAs filed, which included 22 first-to-file applications. Outside the US, they filed more than 1000 marketing applications to key products in key markets around the world.

On slide 15, I look forward into 2016. Allergan’s R&D team is poised for another productive year. We expect more than a dozen approvals and regulatory submissions.

I’m not going to talk about everything on this slide, but I do want to go through a few key highlights. In medical aesthetics, we expect US approval of Aczone 7.5% in the first half of the year, and Volbella for lips in the second half. We anticipate international approvals for Botox in crow’s feet lines and Voluma XC in Japan. We are looking for the approval of Kybella or Belkyra, as it is known outside of the US in the EU, in the second half of 2016. New Drug Applications for Oxymetazoline in rosacea and Botox for forehead lines are expected to be filed with the US FDA in the first and second half of this year respectively.

Moving on to eye care, we are expecting US approvals of a multi-dose preservative-free formulation of Restasis in the second half of 2016. We also expect to file 510k submissions for XEN 45, our ocular stent to treat glaucoma, and the Oculeve Tearbud, which is an intranasal neurostimulatory device for dry eye in the second half of 2016. We are anticipating the Phase III enrollment for that Bimatoprost SR will be completed by the early 2017 timeframe.

In gastroenterology, we expect the second half 2016 EU approval for Eluxadoline for the treatment of IBSD. We are also preparing an SNDA submission for low-dose Linzess 72 micrograms for the treatment of chronic idiopathic constipation for the first half of 2016. And we are looking forward to seeing the Phase II-b data for Relamorelin, our investigational treatment for diabetic gastroparesis in the second half of 2016, which we’re working on with Rhythm Health.

In women’s health, we expect to have top line results from the first Phase III study of Esmya in the first half of 2016. In CNS, we expect to submit an NDA for Semprana in the US. This is an investigational treatment for acute migraine in the second half of the year.

We expect to begin new trials for some of our mid stage compounds. This includes initiation of a Phase III study for Cariprazine in bipolar depression. Importantly, Phase III studies for Rapastinel, an investigational treatment for major depressive disorder, and Ubrogepant, a potential treatment for acute migraines, are expected to begin in the second half of 2016. Note that Repastinel obtained breakthrough designation from the FDA.

Finally, in anti-infectives, urology and cardiovascular, we anticipate receiving FDA approval for Nebivolol/Valtarsan fixed dose combination treatment for hypertension in the first half of 2016. We have submitted, and the FDA has accepted, our SNDA submission for chronic intra-abdominal infections for Avycaz, and we are planning our further SNDA submission utilizing Phase III data for complicated urinary tract infections in the second half of 2016.

As I have outlined, we did have an extraordinary 2015, and we are expecting an equally exciting 2016 for our brands R&D pipeline. I really thank our more than 2,000 Allergan employees R&D colleagues around the world for their tremendous work and dedication in achieving these results. Now, I’d like to turn the call over to Tessa to review our fourth-quarter and full-year financial results. Tessa?

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Tessa Hilado - Allergan plc - CFO

Thank you, David, and good morning, everyone. Slide 17 provides overall results for the fourth quarter and full year 2015. Please note this discussion of results reflect continuing operations only, which we began reporting since the third quarter of 2015, following the announcement of the divestiture of our Global Generics business to Teva.

In the fourth quarter, we continued to deliver exceptional year-over-year performance. On a non-GAAP basis, consolidated net revenue for the fourth quarter was $4.2 billion, an increase of 74% versus fourth quarter 2014. This increase was primarily driven by strong performance in our Botox, eye care, medical aesthetics and GI businesses, offset by the loss of exclusivity for Namenda IR.

On a non-GAAP gross margin basis for the fourth quarter, it was 78.1%, an increase of 12.1 percentage points versus fourth quarter 2014, which reflects the addition of the Allergan business. Non-GAAP R&D investment for the quarter was $338 million compared to $203 million in the prior-year period. Non-GAAP SG&A, as a percentage of revenue was 24.9%, an increase of 1.4 percentage points versus the prior-year quarter, as a result of the launch of Kybella, sales force expansion within our facial aesthetics franchise in the US, and transactional FX impact of approximately $30 million.

Adjusted EBITDA for the quarter was $1.98 billion, an increase of 115% versus the prior year, driven by strong revenues and higher gross margins across our business segments. Non-GAAP earnings per diluted share for the quarter increased 33% to $3.41 per share compared to $2.57 per diluted share in the fourth quarter of 2014.

Our non-GAAP tax rate was 8.2% in the quarter. This rate was driven primarily by the entire interest expense being included in our continuing operations earnings. Cash flow from operations for the fourth quarter was $1.6 billion, impacted by recent R&D acquisitions Excluding the impact of restructuring and one-time items, cash flows were strong at $1.8 billion.

Turning now to our US brand results on slide 18, the business delivered strong performance year-over-year. US brands revenue was $2.5 billion for the quarter, up 38% versus the prior-year period, driven by the addition of the Allergan businesses and strong growth across key products in the GI and women’s health franchises, offset by a decline in Namenda IR with a loss of exclusivity for that product.

Adjusted gross margin within US brands continued to be strong, with margins of approximately 87.8%, up 7.1 percentage points versus the prior-year quarter. SG&A as a percentage of revenue decreased to 18.2% versus 21.2% in the year-ago quarter, driven by our continued ability to maximize our commercial infrastructure and continued synergy capture from recent acquisitions.

Turning to slide 19 and our US medical business, fourth-quarter revenues were $490 million, an increase of 7% versus the prior quarter. There are no prior-year comparisons for US medical, as it was acquired as part of the Allergan acquisition in March of 2015. On a pro forma basis, the US medical business grew 9.3%, reflecting strong growth in Botox, Fillers, and breast implants.

Our breast implant business had its best quarter to date, driven by the launch of Inspira, and market share expansion as we were able to capitalize on a competitor being out of the marketplace. Fourth-quarter gross margins continued to be strong at 93.4%, and SG&A as a percentage of revenue increased to 23.3%, due to additional Kybella promotional spend and sales force expansion related to the launch of that product.

Turning to slide 20 and our international brand results, fourth-quarter revenues were $691 million versus $79 million in the prior-year period, largely due to the Allergan acquisition. Excluding foreign exchange on a pro forma basis, international revenues in the forth quarter grew 12%, driven by continued strong growth of Ozurdex, Botox Cosmetic and Fillers. Gross margins were 83.7% in the fourth quarter. Segment SG&A increased 1.6 percentage points to 31.4% versus third-quarter 2015, due largely to new product expansion for Botox and Fillers.

Turning to our ANDA business on slide 21, revenues decreased 5% to $547 million versus $576 million in the prior quarter, driven by lower retail business, primarily from the Target merger with CVS, which had some impact in the fourth quarter. The impact in 2016 revenue will be more significant, in the range of $500 million; however, we expect margins to remain stable. Results in all periods include third-party revenues and related expenses of generic products manufactured by the Company, and distributed through ANDA.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Slide 22 details our debt capitalization. We ended the fourth quarter of 2015 with total debt of approximately $42.7 billion and equity of $76.6 billion related to the Allergan acquisition and previous financing. At year end, our leverage ratio was 4.09 times debt to pro forma adjusted EBITDA, versus 3.98 times in the prior quarter. Since year end, we have repaid approximately $500 million of term loan debt and $200 million toward our revolving credit facility.

We remain committed to maintaining our investment grade ratings. Following the close of the divestiture of our generics business to Teva, we anticipate making a debt repayment toward the remaining term loan balance of approximately $8 billion. The remaining proceeds will be reflected on the balance sheet until the Pfizer close.

Let me close with a few comments on our preliminary view of 2016 financials. Please note this guidance will remain in effect until prior to the filing of the EU prospectus to be filed by Allergan, in connection with the Pfizer transaction, subsequent to the US filing. We expect full-year net revenues to be approximately $17 billion, including branded business revenues of approximately $15 billion. Our revenue forecast reflects foreign currency headwinds of approximately $200 million, and lower year-over-year revenue expectations for ANDA of approximately $500 million, due to the merger between Target and CVS.

In our branded business, excluding Namenda IR and divestitures, we continue to expect double-digit revenue growth, driven by strong sales of key products, and new launches in 2016. Note that revenues will be back-half weighted as a result of contribution from launches being greater in the second half and typical pharma seasonality. As a result, the first quarter of 2016 will be lower than the fourth quarter of 2015, and will be the lowest quarter of the year, with each quarter subsequently increasing. Our gross margin should remain strong, with no material change from current levels.

Because of the initiation of the pre-integration planning process with Pfizer, we will no longer proceed with our plan for our restructuring following the divestiture of the generics business. As a result, SG&A as a percentage of non-GAAP revenue is now anticipated to trend above our previous expectations of 21% to 24%, to approximately 25% of total net revenue. SG&A as a percentage of revenue will be higher in the first quarter and then trend downwards throughout the year as we support a number of important launches this year, including Kybella, Viberzi, and Vraylar.

R&D spend is expected to be approximately $1.5 billion, reflecting increased investment from 2015. The increase is almost entirely project-related as a result of the many important late-stage programs advancing our pipeline. Our tax rate should begin to trend toward normalized levels in the range of 14%, following the close of Teva.

And now I will turn the call back over to Brent for an update on the Pfizer transaction. Brent?

Brent Saunders - Allergan plc - CEO and President

Thank you, Tessa. Before we start the Q&A, I wanted to provide a brief update on our proposed combination with Pfizer. In late November, we announced with Pfizer the proposed combination of our businesses, bringing together two successful pharmaceutical companies to create a premier global biopharmaceutical leader, with the resources and capabilities to bring more medicines to more people around the world.

Together, we will leverage the best of both organizations, matching Pfizer’s strong infrastructure, broad portfolio, and global reach, with Allergan’s operating agility, growth profile and new therapeutic areas. We will have breadth and depth in key therapeutic areas, strengthened by an expanded global footprint, allowing Allergan brands to reach more patients in more markets more quickly, including two of the world’s largest pharmaceutical markets in Japan and China.

We will have an innovative R&D pipeline, consisting of projects sourced from strong internal science and Open Science to fuel our future growth. We are two months into the planning for this combination, and I’m already pleased to see early progress on our integration planning efforts, such as the announcement of our proposed executive team.

Both teams are hard at work planning for the integration for what will be the premier biopharmaceutical Company in the world. We continue to expect the combination with Pfizer to close in the second half of 2016. With that, I’ll turn it back to Lisa, and we’ll open it up for Q&A.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Lisa DeFrancesco - Allergan plc - VP of IR

Operator, I think we can get started on the Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from the line of David Risinger with Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Congratulations on the fourth-quarter performance. I have a couple questions, please.

The first is, Brent, could you just talk at a high level about the outlook for the global aesthetics business, in the face of potentially slowing economies ex-US? And then, maybe within that answer, you could also comment on the Botox revenue outlook for 2016, and whether you expect the aesthetics portion of the Botox franchise to grow faster or slower than the medical indications?

And then just finally, a quick minor question on ANDA. You mentioned that the Target/CVS merger impacted ANDA. Could you just provide a few more comments on that? Thank you.

Brent Saunders - Allergan plc - CEO and President

Thanks, David. So I think turning to the global aesthetics business, I think we feel good about the business. I think when you look at history, and even go to the great recession, the durability of that business I think was tested and it was proven that even in slower economic times, people still look to elective procedures, particularly non-invasive procedures over surgery. So we tend to do well and remain strong, even in the great recession. So we’re very optimistic despite any slowing economic factors around the world for the aesthetic business.

With respect to Botox, perhaps Tessa can jump in, but we believe both the aesthetic application and the therapeutic indications are going to drive strong growth, and not only from expanding markets in the US and abroad, but also expanding indications across both of the uses. And we continue to, as David outlined, we continue to look for new indications. For example, crow’s feet outside the US, and we continue to study Botox in areas like depression, and so we think Botox still has a decade or more of strong growth ahead. Tessa do you want to touch on those numbers?

Tessa Hilado - Allergan plc - CFO

Yes, for both medical aesthetics and therapeutic, both are actually growing at a very healthy pace, and not one of them is outpacing the other. Obviously, slightly higher growth for Botox cosmetic internationally.

Brent Saunders - Allergan plc - CEO and President

Great and with respect to ANDA, I don’t know if Bob Stewart wants to jump in. I think when CVS bought the Target pharmacies, we fully anticipated that CVS, the main reason they bought the Target pharmacies, outside of having their brand inside of Target or their capabilities inside of Target, was to save on some of the leverage, some of their distribution capabilities. So we knew that was coming.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

It was a very low margin business for us anyway, and so it doesn’t impact in any substantial way our profitability, but it does impact revenue. And so you’re just going to see that full-year effect flow through in 2016. Bob, any other comments on that?

Bob Stewart - Allergan plc - President of Global Generics & Commercial Operations

I think you said it there, Brent. Really, what we were doing within ANDA was offering different services to what we considered our key customers. Target was one of those, and what we offered them was a virtual warehouse capability that basically moved the product through ANDA, but at a very, very low margin. And so what you saw here is the effect of that business moving back to CVS, and there’s a top line impact, but in terms of bottom line impact, it’s negligible.

David Risinger - Morgan Stanley - Analyst

Great, thank you.

Operator

Your next question comes from Ken Cacciatore with Cowen and Company.

Ken Cacciatore - Cowen and Company - Analyst

Just a question, Brent. Is it possible you could provide us some nuance on the regulatory process, both for Teva and Pfizer, that we might not appreciate, in terms of either how well it’s going, or maybe some of the difficulties?

And then also not sure if you would be willing to do this, but could you give us a perspective on the discount that we’re observing between your price and Pfizer? Clearly a lot of fear. Is there anything you can just help contextualize that could provide some perspective around that? Thank you.

Brent Saunders - Allergan plc - CEO and President

Sure, Ken. I think with respect to the Teva transaction, I think the team has been working incredibly hard. It’s a very complex regulatory filing around the world, and requires every individual product and overlapping product to be analyzed by the regulators.

So I think given the sheer volume of products there, we should be a little understanding of the time it takes. We still, as I said earlier, believe that it should close, close to the end of this quarter, or slip a little bit into the second quarter. But nothing really surprising or concerning on our end.

I think it’s just a matter of managing complexity and the timeline. And I have to give our legal team, but also the team at Teva, a lot of kudos. They are managing through complexity with amazing grace, so I’d give them a lot of kudos for that, and I wouldn’t stress too much about that. It’s just running its normal but complicated course.

On the Pfizer situation, everything is moving ahead. All of the filings are being contemplated or in process, and we do expect that to close in the second half, and we haven’t stumbled across any surprising – or information that we thought was different than when we originally contemplated the deal. So I would say, absolutely where we thought it was going to be and moving ahead full steam.

I think with respect to the spread or the discount, it’s a little baffling from my perspective, and I know from Ian Reed’s perspective. I think if you look at buying us, you look at Pfizer, you’re buying Pfizer in the low 20s. I haven’t done the math recently, but it’s a fairly significant discount. I think 20%-plus, and my guess is there’s just some skepticism around, could the government do something to intervene?

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

All of our knowledge and sources of both our side and Pfizer’s is that this deal will close. It was highly – it was constructed in a highly legal way with advice of many experts, and I think we’re in a very strong position to close this deal in the second half of the year. I don’t see any obstacles.

Ken Cacciatore - Cowen and Company - Analyst

Thank you.

Operator

Your next question comes from Randall Stanicky with RBC Capital Markets.

Randall Stanicky - RBC Capital Markets - Analyst

Just a couple questions, Brent. The key metric this morning is really the 10%-plus growth in the branded business, so can you just characterize for us any changes or lack of changes in how you’re thinking about the price volume outlook there?

And then second one for Bill, maybe, can you just talk about more about the Viberzi launch, should we be thinking about the Linzess trajectory as the right analog for that opportunity? Thanks.

Brent Saunders - Allergan plc - CEO and President

Yes, so I’ll make an opening remark, and then turn it over to Bill. I think with respect to price volume, nothing in our behavior has changed. Obviously, we watch the outside environment, and a lot of the rhetoric around pricing, but I think we have had a long history, and if you go back at things I have said on this topic dating back to Forest Labs even, we always treated our payer colleagues as customers.

And we always were mindful of the respect that you need in that relationship, and so we were always, with some exception for mispriced products, but for the large majority of our products, we were always very respectful of the price-volume relationship. And so we see it as business as usual. It is always a negotiated relationship.

For those people who think we can just take price increases as we see being fit, that is not true. There is always a repercussion to doing that, and they are always highly negotiated. We don’t see – the pressure was there last year, it was there the year before, and it’s there again this year, and it’s something that innovation and good data and good customer service tend to help balance on our end.

And so I know there’s a lot of rhetoric, but we don’t see any impact on our business or any change in the foreseeable future. With that, I’ll turn it over to Bill.

Bill Meury - Allergan plc - President of Branded Pharma

First on the pricing point, I agree with Brent. Generally, our aim here, especially for our top products, is real estate and market share and volume. We have exclusivity periods on most products that extend well into 2020, and our pricing approach reflects that. The price-volume relationship on our top 10 products leaned heavily towards volume. In 2015, we expect the same, and in 2016.

And our price increases generally trade for our growth products below 10%, and as Brent said, we have excellent formulary coverage, and that’s given the relationships that we have with health plans. As it relates to Viberzi the price-volume relationship or equation is a little different relative to Linzess. I think a good way to think about it, the trajectory will look like the IBSC component of Linzess, which is about 50% of the volume.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

In terms of pricing, of course, the price point is public. Viberzi is in the, let’s call it $15 to $20 a day range, relative to Linzess, which is probably like $7 or $8 a day. There’s a big primary care and GI detailing effort, direct-to-consumer advertising will start in March, and based on the first six to seven weeks of data, this feels very much like Linzess. The pharmacology of the product is very intuitive to physicians, it has got a good benefit-risk ratio, and so I think it can be – it could double the size of our GI business over time.

Randall Stanicky - RBC Capital Markets - Analyst

Great. Thanks.

Operator

Your next question comes from the line of Jami Rubin with Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

I know that the focus of the call is not on the generic business, but was wondering if you could share with us anything that you are seeing that might constitute a change in pricing dynamics? Obviously we’ve seen generic drug price deflation over the last couple of quarters, after a period of inflation at this point, you’re seeing there.

And then lastly, Brent, what’s driving the 1.5 billion in R&D spend in 2016? Thanks very much.

Brent Saunders - Allergan plc - CEO and President

Yes, so let’s talk about generics first, and this will just give me the ability to just make a quick comment before I turn it over to Bob Stewart about the generic performance. Given the disruption and the pre-integration period with Teva, and the complication, the divestiture of the business is a lot harder than integrating an acquisition.

Our folks just continue to have impressive performance despite all of the additional work they’ve had to do regarding the Teva pre-integration process. So something that I just have been very proud of that team for, and maybe Bob, you can talk about the environment. I think Paul Bisaro is on as well, so maybe he will chime in as well.

Jami Rubin - Goldman Sachs - Analyst

Thank you.

Bob Stewart - Allergan plc - President of Global Generics & Commercial Operations

Jami, it’s Bob here. So with respect to the pricing environment, I don’t see a lot of change between what we saw in 2015 versus 2016. There’s no question about it, with the purchasing consolidation and the buying now and fewer hands, there’s no doubt that there’s challenges to that remaining status quo going forward. But I think what you’re seeing now in the way the companies are reporting, some are reporting higher price erosion versus others, and I think that’s largely due to the strategies that they are employing.

Some companies are really trying to fill their capacity and they’re chasing share. And usually when you’re chasing share, you’re basically discounting your products in order to be able to get that volume benefit. So that wasn’t our strategy, nor was that the same strategy from others. And from what we’ve been focusing on over the years is making sure that we’ve got the right capacity, and differentiating ourselves with the portfolio.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

And those companies that have differentiated portfolios that are harder to manufacture, less competition in products generally see price erosion on the lower end of the range. And so what I see in our business, and Brent alluded to the fact that our business has performed very well, despite obviously going through this integration, what we’re seeing is that price erosion consistent with 2015, which we saw that in more the mid single digits, and I see that continuing in 2016, as well.

Brent Saunders - Allergan plc - CEO and President

Paul, anything you want to add?

Paul Bisaro - Allergan plc - Executive Chairman

I agree with Bob. I would only add one thing. I think Teva is going to be well-positioned to deal with these market dynamics in 2016, 2017, and 2018, given the portfolio they would have.

Brent Saunders - Allergan plc - CEO and President

Only thing I would add too, is I think the FDA, again I haven’t tracked the numbers, but the FDA I think, has really stepped up the approval process, so a lot of the backlog is clearing, and that’s creating for some more competition, and for others with more innovative first-to-file portfolios like we have, it could create a better dynamic as well.

With respect to R&D increase, as Tessa mentioned in her comments, it was all the project or program related, which is where you’d like to see the increase, particularly when it’s late-stage programs. And so, just by way of example, some of the big programs that we have kicking off in 2016 are the Repastinel Phase III, the oral CGRP Phase III, as well as a lot of work in Esmya Phase III, and a few others. So it really is late stage program related for the vast majority.

Jami Rubin - Goldman Sachs - Analyst

Thank you.

Operator

Your next question comes from Chris Schott of JPMorgan.

Chris Schott - JPMorgan - Analyst

Great, thanks for the questions. Just two here. First can you elaborate on the 25% of sales for the SG&A target for 2016, and how that relates to the proposed Pfizer/Allergan synergy targets? Are those potential simplification savings now in the $2 billion target for the Pfizer deal? And trying to get a sense of what we should be looking at for the pro forma OpEx when we consider those synergies.

My second question was just thoughts on the broader M&A environment. When we think about this pro forma business post close, how are you thinking about the recent market volatility, what that does to consolidation in this space, and the type of targets that the Company will be looking at? Thanks very much.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Brent Saunders - Allergan plc - CEO and President

Sure, so with respect to the SG&A, in essence, stability plus cost of launches, which make a slight increase. It really is related to not being able to execute the restructuring that we had essentially worked very hard to plan, and we’re ready to pull the trigger on when the Pfizer deal came around, and so we put that on the shelf. I don’t think it’s fair to treat people through – to put people through the stress of a reorganization, while they are also doing a pre-integration of the size and scale of the Pfizer one, and so we have in essence put that on the shelf or cancelled it, due to the pending Pfizer deal close, and obviously all of the work that’s on everybody’s plate, given the pre-integration work.

I think with respect to the synergy numbers, Pfizer was aware we were going to do that, and when we built our model that was contemplated. The M&A environment, I think, remains of high interest to us. I think when you look at the volatility or the weakness in the marketplace, I think it does a couple things. One is, as it sustains itself, right, it has to stay in this environment. I think we’re seeing some high fliers now become more fairly valued, and I think we’re also seeing opportunities.

As you know, Chris, you can’t strike on these opportunities, because everybody is going to look at various lengths of average price to figure out premiums, so whether it be a 30, 60, 90 days VWAP, you have to let these things settle out before there’s really any actionability around them. But I think we’re going to continue both as a standalone Allergan, and as a combined Pfizer, look for things that expand our intellectual property and our therapeutic areas, to complement our discovery and own pipeline capabilities inside of Pfizer.

I think we’re going to look for opportunities to expand our therapeutic area leadership and our key therapeutic areas, much like standalone Allergan has been doing today. So I think the thing you won’t probably see, both for standalone Allergan and likely for combined Pfizer, is large transformational M&A in the short-term. I think we’ll be looking more for intellectual property, tuck-in, geographic, expansion and therapeutic area leadership support-type deals.

Chris Schott - JPMorgan - Analyst

Thank you.

Operator

Your next question comes from Liav Abraham with Citi.

Liav Abraham - Citigroup - Analyst

Brent, as you’ve gotten to know the Pfizer organization a bit better, I’d be interested your thoughts as to how you think your key franchises will be able to maintain this impressive double-digit revenue growth over the long term, within a larger organization that operates very differently from yours, and presumably isn’t as nimble. And then secondly, just a question on Restasis and Namenda XR, formulary positioning, post 2016, if you can provide any comments on that, given the competitive pressures that both these products will be facing, thanks.

Brent Saunders - Allergan plc - CEO and President

Sure, I’ll answer the first one, and maybe ask Bill to touch on Restasis and Namenda XR formulary. I think, with respect to the combination with Pfizer, I think it’s incredibly exciting for our franchises and our growth profile. When you look at the Pfizer organization, combined with the Allergan organization, I think the word that immediately comes to mind is opportunity.

That’s opportunities to expand our capabilities, it’s opportunities to strengthen our franchises, and it certainly is opportunity to expand our geographic footprint. So when you look at those things in combination, it’s intuitive. I think the thing I picked up in last two months though is, it’s also an opportunity for talent and capabilities. And when you have an organization the size of the combined Pfizer-Allergan you really need strength in your executive and management ranks, and in the first two months, the combination of our executives and managers with Pfizer’s looks like a huge opportunity to drive these businesses, and really have better performance than the market.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Bill Meury - Allergan plc - President of Branded Pharma

This is Bill. As it relates to formulary coverage for Restasis and XR, I’ll start with Restasis. Sustaining growth for that product is going to be a function of formulary coverage, share of leadership and ultimately launching new other dry eye products. The coverage for Restasis today is over 85%.

We expect that to be maintained through 2016, and we’re already in the process of submitting bids, at least on the Part D side of the business, for 2017. It’s a very, very popular product with a big user base, and I don’t expect any real surprises or major changes in formulary coverage for Restasis, and I think over the next two years we can continue to manage our discount rate.

And as it relates to XR, we look good for 2016, for both XR and Namzaric. Optum just added both products to formulary, and here again, as we look into 2017, which we already have a line of sight to, I think the numbers are going to look very, very good. Again, if Namenda XR and Namzaric are popular products, especially with neurologists and select primary care physicians. I like the way the next two years looks for both businesses.

Liav Abraham - Citigroup - Analyst

Thank you.

Operator

Your next question comes from Gregg Gilbert with Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Just a couple. First for Brent, I know you’re very confident in closing the deal, but what are your sources telling you about what the Treasury will say, and when they might say it or any other speed bumps along the way ahead of your expected close?

And then secondly for Teva, are there any caveats you’d like to offer before we see your long-term forecast in the S-4, given that some folks might take that to mean – well, frankly, is that your long term forecast or further caveats you’d like to offer, thanks?

Brent Saunders - Allergan plc - CEO and President

Yes, so I think with respect to Treasury, what’s interesting to me is how much rhetoric there is around what Treasury will and won’t do, and how many, I guess, supposed experts or pundits tend to want to opine on this, and how the market takes it as – almost as it being real. I think the reality is, Treasury has issued two notices of proposed rule making with respect to this provision, related to inversions. We have carefully considered and evaluated both of those, and have constructed our deal in a manner that takes those into account.

What we understand is Treasury is working hard at promulgating the actual regulations to support those notices, and that seems to be their focus, as you would expect, and we don’t hear anything about a third notice coming. If in fact, a third notice did become public, then certainly we would evaluate that, but we don’t expect anything Treasury could do could impact our deal, since we structured it according to the law. And so we feel very optimistic.

I think most of the noise around the third – or most of the rhetoric around the potential third notice is just noise. The Treasury, from all we can tell, is working on promulgating the regulations to support the first two notices, which haven’t been issued yet.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Gregg Gilbert - Deutsche Bank - Analyst

Okay.

Brent Saunders - Allergan plc - CEO and President

Tessa?

Tessa Hilado - Allergan plc - CFO

In terms of caveats, I’m just trying to think this through, one, the projections are really on a standalone basis, and what we provided you were non-GAAP metrics, consistent with the guidance we provided you in the past. And as also I noted in my prepared remarks earlier, that this guidance will remain in effect until prior to the filing of the EU prospectus to be filed by Allergan, in connection with the Pfizer transaction, subject to the US filing, so that’s a technical matter, and also to note, it’s not our long term guidance. It’s our 2016 guidance.

Gregg Gilbert - Deutsche Bank - Analyst

Thanks.

Operator

Your next question comes from Jason Gerberry from Leerink Partners.

Jason Gerberry - Leerink Partners - Analyst

Quick one on Restasis, Bill, maybe if you can comment, just how should we be thinking about the growth profile next year and net pricing. We’ve seen in some instances where competitors gear up for new competitors in the market, and start really aggressively to lock up market share, just wondering how we should think about the net pricing impact to Restasis in 2016? Thanks.

Bill Meury - Allergan plc - President of Branded Pharma

Okay, good. First when I think about Restasis in 2016 and 2017 and beyond, I focus on the fact that 70% of our user base are repeat users. It has got a great following in both ophthalmology and optometry. As I mentioned earlier, after Liav’s question, the formulary coverage looks really good.

You’re just scratching the surface of the dry eye market. The percentage of people treated, as of the dry eye is sufferers, is very small. We’ll have perhaps a step down in the growth rate. Of course, when Shire launches Lifitegrast, that’s not surprising. I think it will recover. We came off of a very high double digit year.

When I look at Restasis relative to Lifitegrast, in terms of efficacy measures, sustaining tear production and goblet cell density, I think Restasis is a great option. When you look at tolerability, it’s an even better option, in my opinion. We’ll be launching Restasis multi-dose preservative-free in the second half of the year. I think dry eye sufferers are going to love it, instead of getting 60 single unit vials, they’re going to get one 60-dose vial.

And importantly, it’s just much easier to administer a drop into your eye with a 60 unit vial as opposed to these single-unit vials. And I think we’re going to find out in the second half of the year they are going to prefer the option. Even when you go beyond multi-dose preservative-free we have Oculeve and Mimetogen, and so we’re essentially building a super market of dry eye products. I like the overall outlook for the business.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

As it relates to pricing, it is a highly economical product, relative to all the products that health plans are managing. I don’t expect any real issues. We have excellent formulary coverage, preferred status on most plans. I mentioned the 85% figure, and even with the introduction of Shire’s Lifitegrast, I just don’t see any major disruption.

Jason Gerberry - Leerink Partners - Analyst

Great, thank you.

Operator

Your final question comes from the line of Shibani Malhotra with Nomura.

Shibani Malhotra - Nomura Securities Co., Ltd. - Analyst

I’ve got a couple actually. The first one is on Restasis and the potential for generic. The FDA recently issued new revised guidelines, and just wanted to see what you thought about those guidelines, and if you think it’s more difficult for generics to come into the market for that product?

And then, a question for Brent and Tessa, I guess. We held a call with the tax expert a couple weeks ago, and he talked about the combined companies’ tax rate being well below 10%. If there’s anything you can say about that, or any work you’ve done on that scenario that you could share with us, that would be great.

Final question for Brent. From investors, we do hear sometimes that not everyone has bought into the deal still, and just wanted to get your perspective. Is this spread just based on the rest of the government can block the deal, or do you think there’s some investors that are still holding out at the moment, and waiting for more information or to be convinced? Thank you.

Brent Saunders - Allergan plc - CEO and President

Sure, so with respect to intellectual property and FDA guidance on Restasis, maybe I’ll ask Bob Bailey, our General Counsel to open?

Bob Bailey - Allergan plc - Chief Legal Officer

Sure, Shibani, on Restasis, the FDA actually accepted in part our comments on the revised guidance, and rejected that in part also. And so we’re pleased that the FDA has given some credit to the points that we were making. They did amend their guidance in that respect. The FDA still has not identified a release rate test for an approvable product, and so that remains a continued obstacle for generic entry.

And finally, and most important, we do have now six patents covering the Restasis product. The sixth patent came out in early February, and is listed in the Orange Book, so we will continue to push the FDA to make sure good science is being applied in the review of products, but importantly, we will also continue to enforce our valuable intellectual property.

Brent Saunders - Allergan plc - CEO and President

Shibani, with respect to your tax experts’ review of the combined tax rate, I really think we can’t comment on that. I think Frank D’Amelio laid out the expectation of the combined Company tax rate many times, and I think we really have to leave it at that.

I think with respect to investor support of the deal, I have been out and about since the deal announcement, talking with investors, and we always get unsolicited comments from investors as well, and I really haven’t picked up anything but support for the deal and enthusiasm for the deal.

FEBRUARY 22, 2016 / 1:30PM, AGN - Q4 2015 Allergan plc Earnings Call

Not suggesting that it’s unanimous in any way, shape or form. We have a very large shareholder base with very diverse opinions, but from what I can see and from where I sit, I think there is broad-based enthusiastic support for the deal, and I continue with the benefit of a little bit more hindsight in a few months of pre-integration, believe this is the absolute best course for Allergan shareholders. I think owning 44% of the pro forma Company of the combined Pfizer-Allergan puts our shareholders in an absolute better position for continued growth, for continued value creation, and is absolutely the right move at the right time.

Shibani Malhotra - Nomura Securities Co., Ltd. - Analyst

Okay, great, thank you.

Brent Saunders - Allergan plc - CEO and President

So I think that was our last question. I thank everyone for joining us, and I would just add that 2015 was a highly successful year for Allergan on a broad number of areas, whether that be double-digit branded growth in our commercial performance, strong performance from our generics business during the face of a divestiture, and of course, R&D productivity both in brand and generics was I think of record pace. We look forward to challenging ourselves to outperform our 2015 performance in 2016, and looking forward to keeping you all up-to-date as we move forward. Thank you for your time.

Operator

Thank you, ladies and gentlemen, this concludes today’s conference call. You may now disconnect.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

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As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

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